DORC
Cou
direct te
direct fax: 617.289.0462
dpuzio@brownrudnick.com

www.brownrudnick.com

07021775

March 12, 2007

BROWNRUDNICK
One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

Press release dated 1 March 2007 – Option Reports Fourth Quarter and Full Year 2006 Results (**Exhibit 1**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: Dorothy L. Puzio, Esq.

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Frederic Convent, CFO (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)

dw 3/13

1485064

EXHIBIT 1

OPTION REPORTS FOURTH QUARTER AND FULL YEAR 2006 RESULTS

Leuven, Belgium – March 1st, 2007 - Option N.V. (EURONEXT Brussels: OPTI; OTC: OPNVY), the wireless technology company, today announced its results for the fourth quarter and the full fiscal year ended December 31, 2006. The financial information reported in this release is presented in Euro and has been prepared in accordance with the recognition and measurement criteria of IFRS as adopted by the European Union (IFRSs). The accounting policies and methods of computation followed in the attached financial statements are the same as those followed in the most recent annual financial statements. These include for 2006 the consolidation of Option Wireless Japan KK as well as for the first time in the last quarter of 2006, the consolidation of the new established subsidiaries Option Wireless Hong Kong Limited and its Taïwan branch.

Highlights of the full fiscal year and fourth quarter 2006:

- Full year revenues were EUR 279.9 million, an increase of 40.9% compared with the EUR 198.6 million total revenues realized during the full year 2005.
- Gross profit of 2006 amounted to EUR 104.6 million, an increase of 23.9% compared with EUR 84.4 million in 2005 equivalent period. Gross margin in the full year 2006 was 37.4% on total revenues, compared with a gross margin of 42.5% in 2005.
- EBIT increased to EUR 42.1 million or 15.1% on total revenues during the full year 2006 compared with EUR 38.8 million in 2005.
- Net profit of fiscal year 2006 increased to EUR 35.3 million, or EUR 0.86 per basic share and EUR 0.86 per diluted share. This compares with a net profit of EUR 29.0 million, or EUR 0.71 per basic share and EUR 0.70 per diluted share in 2005, representing an increase of 21.8%[1].
- Total revenues of EUR 63.4 million for the fourth quarter of fiscal year 2006 were in line with the total revenues realized in the last quarter of 2005.
- Gross margin in Q4 2006 was 32.9% on total revenues, compared with gross margin of 38.1% of Q4 2005. Excluding one-off adjustments on the stock, the gross margin would have reached 34.5% in Q4 2006.
- The quarterly EBIT amounted to EUR 7.1 million or 11.2% on total revenues compared with EUR 11.9 million or 18.7% during the corresponding period in 2005.
- Net profit for the fourth quarter of fiscal year 2006 amounted to EUR 6.4 million, or EUR 0.16 per basic share and EUR 0.16 per diluted share. This compares with a net profit of EUR 9.2 million, or EUR 0.22 per basic share and EUR 0.22 per diluted share in Q4 2005[1].

[1] On April 24th, 2006, the company executed a four for one stock split. For reporting purpose the transaction was applied retroactively.

CONSOLIDATED PERFORMANCE

For the period ended 31 December Million EUR (except per share figures)	Q4 2006	Q4 2005	YTD 2006	YTD 2005
Total revenues	63.4	63.9	279.9	198.6
Gross profit	20.9	24.3	104.6	84.4
Operating expenses	13.8	12.4	62.5	45.6
EBIT	7.1	11.9	42.1	38.8
Net profit	6.4	9.2	35.3	29.0
Weighted average number of ordinary shares after the stock split of April 24th 2006[1]	41 249 296	41 249 296	41 249 296	40 648 232
Revised earnings per share after the stock split (EUR)[1]	0.16	0.22	0.86	0.71

Non financial highlights of the fourth quarter included

Customer announcements.

- Uniwill, a leading manufacturer of notebooks, selects Option's embedded wireless module. The company manufactures notebooks for some of the world's leading brands as well as many strong local brands.

- 3 Scandinavia offers HSDPA 3.6 services with Option's GlobeTrotter GT MAX.

- Australian mobile users to surf at 3.6Mbps using Option's GlobeTrotter GT MAX "7.2 Ready" on Telstra's mobile broadband network.

- Cingular introduces the newest Option GlobeTrotter GT MAX laptop data card.

- Samsung Electronics and SK Telecom to launch new products with Option's HSDPA wireless modules inside: the Notebook Q40 and the Ultra-Mobile PC (UMPC) Q1.

Product and technology announcements

- Option achieves industry's first HSUPA data calls using next generation wireless data card. HSUPA, the next step after HSDPA, enhances the data speed in the uplink up to a theoretical maximum of 5.7 Mbps, from the 384 kbps currently available with HSDPA.

- The world's first UMTS 900 data call made using Option's HSDPA data card and Elisa's mobile communication network.

- Option unveils GlobeTrotter Express 7.2, the company's first ExpressCard wireless data card.

[1] On April 24th, 2006, the company executed a four for one stock split. For reporting purpose, the transaction was applied retroactively.

- Option unveils GlobeSurfer ICON 7.2. The compact device, which is small enough to be plugged directly into a PCs USB port, supports HSDPA 7.2 Mbps.

Corporate announcement

- Norbert Metzner joins Option executive management team as its new Vice President Product Marketing.

Commenting on the results, Jan Callewaert, Founder and CEO of Option said,

"In 2006, Option enjoyed revenue growth of 40.9% from 2005 to EUR279.9 million representing very strong performance for the company. Net earnings for 2006 were EUR35.3 million, an increase of 21.8% compared with last year, reflecting our continuing focus on profitable growth.

While technology delays pushed a substantial volume of year-end data card sales into 2007, Q4 revenues of EUR 63.4 million were still in line with what was a record fourth quarter in 2005. In line with our announcement in January, the data cards have now been successfully certified, shipments are underway and a revised delivery schedule will eliminate the backlog over the coming months.

Notwithstanding reduced deliveries in Q4, Option had record shipments of 1.82 million devices in 2006, up 64% compared with 2005. As a result, Option's global market share improved to 35% from 32% last year based on ABI Research's global market estimate of 5.2 million devices.

Our growing market leadership reflects the investment we have made, and continue to make, in developing close working relationships with our operator partners: our customer list grew from 70 to more than 90 during 2006.

We started 2007 with an unprecedented order book for all our products. In addition, we are at the forefront of a new category of 'finger-top' wirelessly-connected portable multimedia devices that will shortly debut in Japan.

We also continue to diversify our revenue streams both geographically and across product lines. In 2007, we are anticipating a tripling of our revenue from Asia and the U.S. as well as significant growth in our non-data card business.

For 2007, we expect that strong sales in the first half of the year will be followed by further acceleration of the business in the second half. We remain comfortable with our previously stated 2007 revenue guidance of EUR 355 – 375 million."

FINANCIAL INFORMATION

INCOME STATEMENT

Revenues

Full year total revenues of EUR 279.9 million showed an increase of 40.9% compared with the 198.6 total revenues realized during the full year 2005.

Total revenues of EUR 63.4 million for the fourth quarter of fiscal year 2006 were in line with the revenues realized in the last quarter of 2005.

Gross Profit

Gross margin in the full year 2006 was 37.4% on total revenues, compared with gross margin of 42.5% in 2005. Costs of goods sold of EUR 175.3 million during 2006 resulted in a gross profit of EUR 104.6 million, an increase of 23.9% compared to EUR 84.4 million in 2005 equivalent period.

Gross margin in Q4 2006 was 32.9% on total revenues, compared to a gross margin of 38.1% of Q4 2005. Excluding one-off adjustments on the stock, the gross margin would have reached 34.5% in Q4 2006.

Operating expenses

During the full year 2006, the operating expenses, including depreciation and amortization charges, were EUR 62.5 million, compared to EUR 45.6 million in 2005.

Thanks to an extended focus on royalty commitments, accounted as variable operating costs, the company obtained improved conditions which had a favourable impact on the sales and marketing expenses at year-end.

The quarterly operating expenses, including depreciation and amortization charges, were EUR 13.8 million for the fourth quarter of 2006, compared to EUR 12.4 million in the fourth quarter of 2005.

EBIT

EBIT increased to EUR 42.1 million or 15.1% on total revenues during the full year 2006 compared to EUR 38.8 million or 19.5% on total revenues in 2005, representing a growth of 8.7%.

The quarterly EBIT amounted to EUR 7.1 million or 11.2% on total revenues compared to EUR 11.9 million or 18.7% during the corresponding period in 2005.

Financial Result

During 2006, Option obtained a positive financial result of EUR 600 thousand. The total exchange rate gains amounted to EUR 881 thousand mainly thanks to USD rates and Option received EUR 1.112 thousand from risk free investments of the available cash.
A total of EUR 1.253 thousand financial discounts were given to customers for cash payments and the other financial costs of EUR 140 thousand were mainly related to financial leases and bank charges.

Net Profit

On April 24th, 2006, the company executed a four for one stock split. Applying the transaction retroactively, earnings per share would have been the following:

Net profit of fiscal year 2006 was EUR 35.3 million, or EUR 0.86 per basic share and EUR 0.86 per diluted share. This compares with a net profit of EUR 29.0 million, or EUR 0.71 per basic share and EUR 0.70 per diluted share in 2005, representing an increase of 21.8%.

Net profit for the fourth quarter of fiscal year 2006 amounted to EUR 6.4 million, or EUR 0.16 per basic share and EUR 0.16 per diluted share. This compares with a net profit of EUR 9.2 million, or EUR 0.22 per basic share and EUR 0.22 per diluted share in Q4 2005.

BALANCE SHEET

Cash decreased from EUR 49.2 million at the end of 2005 to EUR 36.1 million at the end of 2006 mainly due to prepayments related to royalty agreements and an increased need for working capital, mainly related to inventories and trade receivables.

During. 2006, inventories increased from EUR 19.5 million to EUR 40.6 million. This increase is explained by an increase of the work in progress stock and components due a production delay in the fourth quarter and the building of finished goods ready for delivery in the beginning of the first quarter of 2007. The level of finished goods at year-end remained low, representing 8.4% of total inventory value.

Trade and other receivables increased from EUR 37.1 million at the end of 2005 to EUR 54.2 million at the end of 2006. This increase was mainly related to the trade receivables.

Fixed assets were EUR 42.1 million (net book value) as at December 31st 2006, an increase of EUR 22.7 million compared to the net book value of EUR 19.4 million at the end of the previous fiscal year. During 2006, the total investments in tangible assets, mainly test equipment, amounted to EUR 6.4 million and the Company invested EUR 27.4 million in intangible assets of which 10.0 million for capitalized development projects and 17.4 million mainly for additional licenses.

Total current liabilities increased from EUR 49.6 million at the end of 2005 to EUR 53.1 million at year-end 2006. This increase is mainly related to the increased trade and other payables (+EUR 2.1 million) and increased income tax payable (+EUR 1.6 million).

The Company generated a deferred tax liability mainly as a result of the capitalization of the commercial development projects under IFRS. In 2006, this deferred tax liability decreased by EUR 569 thousand which was nearly fully related to capitalization of development projects.

On total assets of EUR 176.5 million, the equity amounted to EUR 111.6 million, which results in a solvency ratio of 63.2% at year-end.

Cash flow generated from operating activities during 2006 amounted to EUR 4.9 million compared to EUR 34.8 million in the previous year. The decrease is attributable to the combination of a higher net profit in 2006 and a decrease of the cash generated from operations.

- OPTION N.V. -

Financial report prepared in accordance with International Financial Reporting Standards (IFRSs)

Consolidated income statement

For the 12 month period ended 31 December Thousands EUR (except per share figures)	Q4/2006	Q4/2005	December 31, 2006 Audited	December 31, 2005 Audited
Sales[2]	63 357	63 882	279 868	198 615
Other income				
Total Revenues	**63 357**	**63 882**	**279 868**	**198 615**
Cost of products sold	(42 483)	(39 541)	(175 254)	(114 203)
Gross profit	**20 874**	**24 341**	**104 614**	**84 412**
Gross margin/Total revenues %	32.9%	38.1%	37.4%	42.5%
Research and development expenses	(4 620)	(4 369)	(18 302)	(15 522)
Sales, marketing and royalties expenses	(5 772)	(5 987)	(32 794)	(24 180)
General and administrative expenses	(3 367)	(2 062)	(11 381)	(5 945)
Total operating expenses	**(13 759)**	**(12 418)**	**(62 477)**	**(45 647)**
Profit from operations (EBIT)	**7 115**	**11 923**	**42 137**	**38 765**
EBIT/Total revenues %	11.2%	18.7%	15.1%	19.5%
Depreciation and amortization	2 783	2 518	10 997	7 542
EBITDA	9 898	14 441	53 134	46 307
EBITDA/Total revenues %	15.6%	22.6%	19.0%	23.3%
Exchange gain/(loss)	(94)	(426)	881	(2 243)
Interest income/(expense)	174	(266)	(281)	(81)
Finance result	**80**	**(692)**	**600**	**(2 324)**
Profit before taxes	**7 195**	**11 231**	**42 737**	**36 441**
Tax expense	(791)	(2 043)	(7 421)	(7 448)
Net profit	**6 404**	**9 188**	**35 316**	**28 993**
Weighted average number of ordinary shares	10 312 324	10 312 324	10 312 324	10 162 058
Diluted average number of ordinary shares	10 312 324	10 312 324	10 312 324	10 312 407
Earnings per share (in EUR)	0.62	0.89	3.42	2.85
Diluted earnings per share (in EUR)	0.62	0.89	3.42	2.81
EPS after the stock split of April 24th 2006 (applied retroactively)				
Weighted average number of ordinary shares	41 249 296	41 249 296	41 249 296	40 648 232
Diluted average number of ordinary shares	41 249 296	41 249 296	41 249 296	41 249 628
Earnings per share (in EUR)	0.16	0.22	0.86	0.71
Diluted earnings per share (in EUR)	0.16	0.22	0.86	0.70

[2] Non data-cards sales in Q4 2006 and December 31, 2006 were not exceeding the 10% threshold for segment reporting.

- OPTION N.V. -

Consolidated balance sheet

Prepared in accordance with International Financial Reporting Standards (IFRSs)

Thousands EUR For the period ended	31 December 2006	31 December 2005
ASSETS	**Audited**	**Audited**
Current assets		
Cash and cash equivalents	36 062	49 288
Trade and other receivables	54 201	37 050
Income tax receivable	110	20
Inventories	40 572	19 495
	130 945	**105 853**
Non-current assets		
Property, plant and equipment	12 099	8 415
Intangible assets	29 998	11 031
Deferred tax assets	3 303	1 714
Other receivables	144	-
	45 544	**21 160**
Total assets	**176 489**	**127 013**
EQUITY AND LIABILITIES		
Current liabilities		
Income tax payable	3 914	2 320
Trade and other payables	49 137	47 020
Current portion of long-term debt	74	286
	53 125	**49 626**
Non-current liabilities		
Trade and other payables	11 326	-
Deferred tax liabilities	256	825
Non-current portion of long-term debt	148	222
	11 730	**1 047**
Equity		
Issued capital	6 116	6 116
Share premium	43 865	43 865
Reserves	335	357
Retained earnings	61 318	26 002
Shareholders' equity	**111 634**	**76 340**
Total equity and liabilities	**176 489**	**127 013**

Consolidated cash flow statement

Prepared in accordance with International Financial Reporting Standards (IFRSs)

Thousands EUR For the period ended	31 December 2006	31 December 2005
OPERATING ACTIVITIES	**Audited**	**Audited**
Net profit (A)	35 316	28 993
Depreciation and amortization	10 987	7 540
Impairment loss	10	2
Write-offs on inventories	145	636
Write-offs on trade debtors	200	1
Unrealized foreign exchange losses/(gains)	*(202)*	(4)
Interest income	(1 112)	(786)
Interest expense	97	157
Loss/(gains) on sale of property, plant and equipment	(5)	-
Equity-settled share-based payment expense	-	115
Tax expense	7 421	7 209
Total non cash adjustments (B)	**17 541**	**14 870**
Cash flow from operating activities before changes in working capital (C)=(A)+(B)	**52 857**	**43 863**
Decrease/(increase) in trade and other receivables	(16 996)	(21 007)
Decrease/(increase) in inventories	(21 077)	(13 935)
Increase/(decrease) in trade and other payables	(2 296)	26 935
Total changes in working capital (D)	**(40 369)**	**(8 007)**
Cash generated from operations (E)=(C)+(D)	**12 488**	**35 856**
Interests (paid) (F)	(21)	(18)
Interests received (G)	377	344
Income tax (paid)/received (H)	(7 900)	(1 338)
CASH FLOW FROM OPERATING ACTIVITIES (I)=(E)+(F)+(G)+(H)	**4 944**	**34 844**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	5	-
Proceeds from sale of intangible assets	227	-
Acquisition of property, plant and equipment	(6 440)	(7 703)
Acquisition of intangible assets	(1 660)	(3 002)
Development expenditures	(10 011)	(6 070)
CASH FLOW FROM INVESTING ACTIVITIES (J)	**(17 879)**	**(16 775)**
FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-	518
Payment of finance lease liabilities	(286)	(911)
CASH FLOW FROM FINANCING ACTIVITIES (K)	**(286)**	**(393)**
Net increase/(decrease) in cash and cash equivalents (I)+(J)+(K)	**(13 221)**	**17 676**
Cash and cash equivalents at beginning of period	49 288	31 612
Effect of exchange rate fluctuations on cash held	(5)	-
Cash and cash equivalents at end of period	36 062	49 288
Difference	**(13 221)**	**17 676**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Thousands EUR For the year ended 31 December 2005	Shareholders' equity					
	Issued capital	Share premium	Share-based payment reserves	Translation reserves	Retained earnings	Total equity
As per 1 January 2005	**5 994**	**43 469**	**245**	**-**	**(2 991)**	**46 717**
Net profit	-	-	-	-	28 993	28 993
Translation reserves	-	-	-	(3)	-	(3)
Capital increase	122	396	-	-	-	518
Share-based payments	-	-	115	-	-	115
As per 31 December 2005	**6 116**	**43 865**	**360**	**(3)**	**26 002**	**76 340**

Thousands EUR For the year ended 31 December 2006	Shareholders' equity					
	Issued capital	Share premium	Share-based payment reserves	Translation reserves	Retained earnings	Total equity
As per 1 January 2006	**6 116**	**43 865**	**360**	**(3)**	**26 002**	**76 340**
Net profit	-	-	-	-	35 316	35 316
Translation reserves	-	-	-	(22)	-	(22)
As per 31 December 2006	**6 116**	**43 865**	**360**	**(25)**	**61 318**	**111 634**

Auditors Statement from Deloitte Bedrijfsrevisoren

"The auditor has confirmed that he has substantially completed his audit regarding 2006 and that no material corrections are required to be made to the financial information relating to 2006 included in this press release."

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. Some of these risk factors were highlighted in the Annual Report 2005 page 35-36 and 58-59. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

Option intends to release its quarterly financial information in 2007 on the following dates - before market hours:

Q1 figures:	Thursday April 26, 2007
Q2 figures:	Thursday July 26, 2007
Q3 figures:	Thursday October 25, 2007

Annual shareholders' meeting: Friday March 30, 2007, 10 AM in Leuven (Belgium).

For further information please contact:

Jan Callewaert, Founder & CEO
Frederic Convent, CFO
Gaston Geenslaan 14
B-3001 Leuven, Belgium
TEL: +32 (0) 16/31-74-11
FAX : +32 (0) 16/31-74-90
E-mail: investor@option.com

About Option (www.option.com) - EURONEXT Brussels OPTI; OTC: OPNVY Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS-HSDPA, EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm and an ISO 9002 production engineering and logistics facility in Cork, Ireland and sales & support offices in US, Japan, Hong Kong and Taiwan.

END